FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Coastport Capital Inc.
(Translation of registrant’s name into English)

3rd Floor, 157 Alexander Street, Vancouver, BC V6A 1B8
(Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ✓  Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________  No: : ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Coastport Capital Inc.
        Registrant

Dated: August 11, 2006             By: /s/David Patterson/s/

Coastport Capital Inc.	Number: 014-06 3rd Floor, 157 Alexander Street Vancouver, BC Canada V6A 1B8 Telephone: (604) 684-0561 Facsimile: (604) 602-9311 info@coastportcapital.com www.coastportcapital.com

SHYRI PROJECT UPDATE

VANCOUVER (July 31, 2006) Coastport Capital Inc. (TSXV-CPP) (F-C1J) provides the following update on exploration activities on the Shyri Project, located in Ecuador. Ongoing work in preparation for an early fall drilling program continues to provide further evidence of promising mineralization throughout the Shyri Project area.

The Shyri Project, collectively more than 450 km² in area, straddles the Gañarin Belt, a 50 km long feature with volcanic centers, related intrusives and numerous epithermal gold-silver prospects. Shyri is contiguous to IAMGOLD's Quimsacocha Project (22.5 million tonnes at 3.9 g/t gold, 25 g/t silver and 0.16% copper at a 1.0 g/t gold cut-off giving a total of 2.8 million ounces of gold), the most advanced project in the belt. The Shyri Project is approximately 500 kilometres southwest of the Company’s more advanced La Plata Project.

The ongoing 2006 exploration program consists of ground, geophysical and soil geochemical surveys over the Canaribamba (Guabisay), Vetas Grandes and Yanasacha prospects; airborne geophysics and soil geochemical surveys over the GAMA prospect, and extensive hand trenching, prospecting and mapping on all prospects. A regional geochemical survey and reconnaissance prospecting program are also underway.

A drill contract is being finalized with Kluane Drilling with drilling anticipated to begin late October, pending receipt of applicable drilling permits. A minimum 3,000 m drill program is anticipated. The budget for the 2006 exploration program is approximately US$2.5 million. Highlights of recent work on selected prospects are presented below.

GAMA
Recent reconnaissance mapping and prospecting has identified a poorly exposed, minimum 50 m by 50 m mineralized hydrothermal breccia zone (herein named La Ermita) occurring within an extensive zone of sub-horizontal argillic/advanced argillic alteration outlined over a minimum area of 8.5 km by 3 km located approximately 9 km northwest of IAMGOLD’s Quimsacocha deposit. The alteration zone consists primarily of quartz-alunite (advanced argillic) alteration, minor pyrophyllite alteration and local pockets of vuggy silica, in and immediately adjacent to a 4.0 km by 4.0 km rhyolitic flow-dome complex. Highlights of channel samples from the hydrothermal breccia and adjacent alteration zone include:

GAMA/La Ermita saw-cut channel sampling highlights:
Width (m)	Au (g/t)	Ag (g/t)	Cu (%)
1.4 m	3.8	61	0.11
6.3 m	1.0	17	anomalous
1.5 m	2.3	60	anomalous
2.7 m	1.1	67	anomalous
1.3 m	2.6	48	anomalous
1.1 m	1.1	31	anomalous
1.4 m	0.8	54	anomalous

A soil geochemical survey, centered on the breccia, has also been initiated. Preliminary soil assay results indicate an open, northwest trending 400 m long by 150 m wide, gold-silver-copper-arsenic-antimony-mercury anomaly associated with this breccia. Several northwest-trending zones of anomalous rock chip geochemistry have been identified elsewhere throughout the GAMA alteration zone. A 2,200 line-km high resolution magnetic and EM airborne geophysical survey covering this target is anticipated to begin sometime in September.

Vetas Grandes
The Vetas Grandes prospect, comprises seven, 1.0 m to 7.0 m wide quartz veins and quartz vein/vein breccias forming a 500 m wide by 1.4 km long east-northeast trending swarm. Previously reported channel sampling results (Cornerstone press release dated October 14, 2005) included 4.01 g/t Au and 443 g/t Ag over 2.0 m and 7.7 g/t Au and 859 g/t Ag over 1.0 m. The results reported herein were collected from a series of hand-dug trenches, and outcropping veins located approximately 650 to 1000 m west of and approximately 200 m lower in elevation relative to the aforementioned samples:

Vetas Grandes saw-cut channel sampling highlights:
Width (m)	Au (g/t)	Ag (g/t)
1.4 m	13.4	268
2.4 m	3.2	382
1.0 m	25.2	40
1.3 m	2.0	82
1.7 m	3.3	259
1.5 m	3.6	230
1.9 m	1.9	253
0.9 m	1.9	368
0.9 m	1.4	423
0.8 m	1.5	392

Currently a 2.0 km by 2.0 km grid soil survey and an IP/magnetic geophysical survey are being completed over this area to assist in drill targeting. Further hand trenching and sampling are ongoing.

Guabisay Breccia
The Guabisay breccia zone which consists of a shallowly dipping, 3 to 10 m wide band of argillic alteration with a core of chalcedonic silica and brecciation, exposed over more than 750 meters in an east-west orientation assayed up to 32.2 g/t Au and 40.5 g/t Ag over 4.4 m from saw-cut channel samples (Coastport press release dated February 20, 2006). The mineralization is associated with silicified volcanic breccias cut by quartz veins adjacent to the margin of a diatreme. Exposure is limited but the geometry of the zone suggests the possibility of blanket-style mineralization associated with sub-vertical high-grade feeder veins. The mineralization is open in all directions. Most of the area is covered by 2 to 5 meters of overburden. Highlights of recent trench and channel sampling results from trenching are as follows:

Guabisay Breccia saw-cut, channel sampling highlights
Width (m)	Au (g/t)	Ag (g/t)
2.3	8.2	47
3.0	6.3	4
1.4	5.0	4
2.0	3.7	6
4.0	4.1	29

The Guabisay zone represents one of several small windows of exposure, including the previously reported Pinglio, Alberto, Ramos Potreros and Gringo prospects, exhibiting extensive gold-silver mineralization, locally with bonanza grades. These prospects and zones comprise an area of mineralization on the Canaribamba project, now known to extend at least 1 x 3 km, associated with a 3 x 2 km diatreme complex. The mineralization is associated with silicified volcanic breccias cut by quartz veins adjacent to the margin of a diatreme. Exposure is limited but the geometry of the zone suggests the possibility of blanket-style mineralization associated with sub-vertical high-grade feeder veins. The mineralization is open in all directions. Most of the area is covered by 2 to 5 meters of overburden. The original grid was extended approximately 1 km to the east. Soil samples were collected over the grid extension. Preliminary soil sample results have identified a 2.3 km long gold-in-soil anomaly with individual soils assaying up to 2000 ppb Au. Ground magnetic and IP geophysical surveying is anticipated to begin imminently. Hand trenching is underway.

Coastport has an option to acquire 100% of the Shyri Project from Cornerstone Capital Resources Inc. The 2006 work program is being carried out by project operator Cornerstone.

All samples reported in this release were collected by Cornerstone personnel, sealed on the property and shipped to Acme Laboratories in Cuenca, Ecuador, where they were prepared for analysis. Pulps were shipped to Vancouver for analysis of gold by one half ton fire assay, and for other elements by multi-element ICP analysis. Samples containing silver greater than the upper limit of the ICP technique (100 g/t Ag) were re-analyzed using atomic absorption spectrophotometry. Quality control was maintained throughout the program by implementation of procedures involving check assaying and insertion of previously prepared standards for each batch of 20 rock samples analyzed.

Mike Basha, P.Eng., P.Geo., Vice President of Exploration for Cornerstone, is the Qualified Person responsible for the technical information in this news release, as defined by National Instrument 43-101. George Smith, M.Sc., is the qualified person supervising field programs in Ecuador for Cornerstone.

Under Cornerstone’s QA/QC procedures, saw-cut samples representing 50% splits of cores were collected and sealed at the core processing facility on site and delivered to the lab by company personnel. Blanks and standards were inserted into every 20 sample batch. Samples were submitted to ALS Chemex in Quito, Ecuador and analyzed in Vancouver, BC. 50 g splits were used for all samples. Gold was analyzed by fire assay-AA and overlimits (+10 ppm) were done by gravimetric finish. All other elements were analyzed by aqua-regia digestion and ICPMS/AES with silver overlimits (+100 ppm) and Cu, Zn and Pb overlimits (+10,000 ppm) by AAS.

On Behalf of the Board,

David Patterson
President, Coastport Capital Inc.

Further information is available on the Coastport Web site at www.coastportcapital.com; via e-mail at info@coastportcapital.com; or call 1-604-684-0561.